SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO.      )(1)

                           Fullcomm Technologies, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                   359683 10 9
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                                 (CUSIP Number)

                     Wayne H. Lee, 110 West Franklin Avenue
                          Pennington, New Jersey 08534
                                 (609-730-9900)
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 1, 2000
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No. 359683 10 9          13D                Page 2 of 5 Pages
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wayne H. Lee
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                  (b)|_|
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 3   SEC USE ONLY
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 4   SOURCE OF FUNDS *       PF
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2 (e)                                              |_|
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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  NUMBER OF
                 7  SOLE VOTING POWER                         1,125,000
    SHARES                                                    ---------
                 ---------------------------------------------------------------
  BENEFICIALLY
                 8  SHARED VOTING POWER                       N/A
    OWNED BY     ---------------------------------------------------------------

      EACH       9  SOLE DISPOSITIVE POWER                    1,125,000
                                                              ---------
   REPORTING     ---------------------------------------------------------------

  PERSON WITH    10 SHARED DISPOSITIVE POWER                  N/A
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              1,125,000
                                                              ---------
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 |_|
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                13.25%
                                                                     ------
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 14  TYPE OF REPORTING PERSON*                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, $.0001 par value (the "Common Stock") of Fullcomm Technologies, Inc., a Delaware corporation ("FTI"). The address of the principal executive offices of FTI is 110 West Franklin Avenue, Pennington, New Jersey 08534.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   The name of the person filing this report is Wayne H. Lee;
         (b) The business address of Mr. Lee is c/o Fullcomm Technologies, Inc., 110 West Franklin Avenue, Pennington, New Jersey 08534;
         (c)   The present  principal  occupation  or employment of Mr. Lee is
               the  Executive   Vice   President  and  Secretary  of  Fullcomm
               Technologies, Inc., a Delaware corporation, located at 110 West Franklin Avenue, Pennington, New Jersey 08534;
         (d) During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
         (e) During the last five years, Mr. Lee was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and
         (f)   Mr. Lee is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 28, 2000, Fullcomm, Inc., a New Jersey corporation and the successor entity to Fullcomm, L.L.C., a New Jersey limited liability company ("Old Fullcomm"), Fullcomm Acquisition Corp. ("FAC"), a Delaware corporation and wholly-owned subsidiary of Contessa Corporation ("Contessa"), and the Principal Stockholders (as defined therein), entered into an Amended and Restated Agreement and Plan of Merger, providing for the merger of Old Fullcomm with and into FAC with FAC continuing under the name Fullcomm, Inc. and remaining a wholly-owned subsidiary of Contessa (the "Merger"). In connection with the Merger, each shareholder of Old Fullcomm was issued one share of common stock of Contessa for each share of common stock of Old Fullcomm held by such shareholder. The Merger was completed on March 1, 2000. Upon the completion of the Merger, Contessa changed its name to Fullcomm Technologies, Inc.

         Mr. Lee was a shareholder of Old Fullcomm and beneficially owned 1,125,000 shares of Common Stock of Old Fullcomm. As a result of the Merger, on March 1, 2000, Mr. Lee received 1,125,000 shares of Common Stock of Contessa, consisting of 13.25% of the 8,490,557 shares of FTI Common Stock issued and outstanding as of August 1, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Lee acquired the 1,125,000 shares of Common Stock of FTI as a result of the Merger as discussed in Item 3 above. Except for the Merger, Mr. Lee has no plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of FTI, or the disposition of securities of FTI;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FTI;
         (c)   A sale or transfer of a material amount of assets of FTI;

                               Page 3 of 5 Pages

         (d) Any change in the present board of directors or management of FTI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of FTI;
         (f) Any other material change in FTI's business or corporate structure;
         (g) Changes in FTI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FTI by any person;
         (h) Causing a class of securities of FTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of FTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Lee beneficially owns 1,125,000 shares of Common Stock of FTI, which represents 13.25% of the 8,490,557 issued and outstanding shares of Common Stock of FTI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by the Issuer).
         (b) Mr. Lee has the sole power to vote or to direct the vote of all of the 1,125,000 shares of Common Stock of FTI.
         (c)   Mr. Lee acquired the 1,125,000 shares of Common Stock of FTI as a result of the Merger as more fully described in Item 3 above.
         (d)   No other  person  is known to have the  right to  receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
         (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
         ISSUER.

         There is no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Lee and FTI with respect to any securities of FTI, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Amended and Restated  Agreement  and Plan of Merger dated as of January 28, 2000 made by and among Fullcomm, Inc., a New Jersey corporation and the successor entity to Fullcomm, L.L.C., a New Jersey limited liability company, Fullcomm Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Fullcomm Technologies, Inc. and the Principal Stockholders (as defined therein) (Incorporated by reference to the Annual Report of Contessa Corporation (the predecessor to Fullcomm Technologies, Inc.) on Form 10-KSB for the fiscal year ended December 31, 1999).

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2000                  By:  /s/ Wayne H. Lee
                                        ----------------------------------
                                        Wayne H. Lee, Stockholder


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention.   Intentional   misstatements   or  omissions  of  fact
      constitute Federal criminal violations (See 18 U.S.C. 1001.).